June 5, 2009
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Securities and Exchange Commission
Office of Mergers and Acquisitions
Attention: Mr. H. Christopher Owings
                    Assistant Director
100 F Street, N.E.
Washington, D.C. 20549

Re:	Target Corporation
Soliciting Materials Filed on May 8, May 13, May 18 and May 22, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International, Ltd., Pershing Square International IV Trade-Co, Ltd., Pershing Square International IV-I Trade-Co, Ltd., Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC, Pershing Square Holdings GP, LLC, William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, Richard W. Vague, Ali Namvar and Roy J. Katzovicz
File No. 1-06049
     Dear Mr. Owings:
     On behalf of Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International IV Trade-Co. Ltd., Pershing Square International IV-I Trade-Co, Ltd., Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC, and Pershing Square Holdings GP, LLC (collectively, “Pershing Square”), William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, Richard W. Vague, Ali Namvar and Roy J. Katzovicz (collectively, the “Filing Persons”), we are writing to respond to the comments raised in your letter dated May 28, 2009 concerning the soliciting materials filed by the Filing Persons with the Securities and Exchange Commission in connection with the solicitation of proxies with respect to the 2009 Annual Meeting of Shareholders (the “2009 Annual Meeting”) of Target Corporation, a Minnesota corporation (“Target” or the “Company”).
London          Los Angeles          New York          San Francisco          Washington, D.C.

Securities and Exchange Commission
June 5, 2009

     The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in bold). For your convenience, we are sending you via overnight mail a copy of this response letter.
General
1.	Please submit all complaint letters to us as correspondence on EDGAR.

Response: We have submitted all complaint letters to the staff as correspondence on EDGAR.
Soliciting Materials on Schedule 14A Filed on May 8. 2009 (Slide Presentation on “The Nominees for Shareholder Choice”)
2.	We note your statement on slide 2 that “No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. Neither Pershing Square nor any of its affiliates shall be responsible or have any liability for any misinformation contained in any SEC filing or third party report.” The beginning of the paragraph that preceded these statements concerned your use of information previously published by third parties, and the previous slide mentions that “[t]he views expressed herein represent the opinions of Pershing Square ...” Please be advised that you may not disclaim liability under the securities laws for third-party material that you adopt and use for your own purposes. Please confirm to us your understanding in this regard. (The same disclaimer appears in the presentations filed on May 11 and on May 15.).

Response: We confirm that Pershing Square acknowledges that it may not disclaim liability under the securities laws for third-party material that it adopts and uses for its own purposes.

3.	Please refer to slide 67, entitled, “The Target Board Is Attempting to Limit Choice.” Please provide us with support for your assertion regarding Broadridge having given confirmation of the feasibility of using a universal proxy card. Also explain how you can assure Target and its nominees that they would face no liability in connection with use of a universal proxy card. Lastly, please provide us with support for your assertion that “[s]hareholders have expressed disappointment with Target’s position.”

Response: Pershing Square and its representatives had several discussions with Broadridge concerning the feasibility of a universal proxy card prior to publicly challenging Target’s assertion that this is not a viable approach due to technology barriers. Broadridge indicated

Securities and Exchange Commission
June 5, 2009

to Pershing Square that while changes to its voting process may require time to develop, if Target and Pershing Square agree on the use of a universal proxy card and give Broadridge joint written instructions stating the required processing rules, then Broadridge, as an independent, third-party service provider, would work with both parties to develop the desired voting process.

Therefore, based on its discussions with Broadridge, Pershing Square understood that implementation of the universal proxy card would be mainly a function of time, and it had no reason to believe that feasibility would be an issue if the parties would cooperate to develop the processing rules sufficiently in advance of the 2009 Annual Meeting.

Pershing Square supported the use of a universal proxy card in this contested election. Pershing Square believes that all corporate constituents would benefit from an open election process in which the shareholders can choose the most qualified directors among all available candidates. As a result, in proposing the universal proxy card, Pershing Square was willing to bear the expense of implementing a universal proxy card. In addition, Pershing Square had no reason to believe that Target and its nominees would incur any liability because (1) Pershing Square had no reason to believe that any false or misleading information would be included in any information disseminated to shareholders (or otherwise) and (2) Pershing Square was willing to indemnify Target and its nominees against any potential liabilities that they might incur as a result of the inclusion of Target’s nominees on Pershing Square’s proxy card or on any universal proxy card. Consequently, Pershing Square was able to assure Target and its nominees that they would face no liability in connection with use of a universal proxy card.

Pershing Square and its proxy solicitor, D. F. King & Co., Inc., communicated with numerous Target shareholders in connection with the solicitation of proxies for the 2009 Annual Meeting. During these conversations, both retail and institutional shareholders expressed disappointment with Target’s rejection of the universal proxy card. Many shareholders also indicated that they would prefer the option of splitting their votes between Target’s nominees and Pershing Square’s nominees, and vote splitting would have been a lot easier had Target accepted Pershing Square’s suggestion of a universal proxy card. In addition, both RiskMetrics Group and Council of Institutional Investors positively commented on or expressed interest among institutional shareholders in a universal proxy card.

Securities and Exchange Commission
June 5, 2009

Soliciting Materials Filed May 13, 2009 (Press Release Containing Letter to Shareholders)
4.	For your reference, this letter is headlined, “Questions for Target’s Board in connection with the Election of Directors at the 2009 Annual Meeting of Shareholders,” and includes a list of questions that you have urged shareholders to ask of Target’s board. The following question in item 1 in inappropriate insofar as it impugns the character of Target’s board: “Why is the board attempting to mislead shareholders by confusing its record with Pershing Square’s support for Target’s management team?” (emphasis added) In the future, please refrain from making this type of remark in your soliciting materials. Refer to Note (b) to Exchange Act Rule 14a-9.

Response: We acknowledge the staff’s comments and will refrain from making this type of remark in future filings. However, we believe that the statement made by Target regarding Pershing Square’s support for Target’s management team is misleading to shareholders in the context in which it was made.

In its soliciting materials, Target highlighted Pershing Square’s support for its senior management, giving readers the impression that Pershing Square had been inconsistent in its view of the Company. However, Target failed to distinguish Pershing Square’s view of the Company’s management and its view of the Company’s board. As Pershing Square noted in its May 13 press release, while Pershing Square has consistently supported Target’s executive management team, Pershing Square holds Target’s incumbent directors accountable for the Company’s underperformance. In fact, Target frequently refers to “your board and management” in its soliciting materials, creating the misconception that Pershing Square is campaigning against the Company’s management.
     Soliciting Materials Filed May 18, 2009 (Press Release Containing Letter to Shareholders)
5.	For your reference, we note that the subject line of the letter reads, “Now Is The Time For Change,” and that the letter enclosed a booklet including your nominees’ biographies and comparisons with the company’s nominees. Please file as definitive additional soliciting material a copy of the booklet, which was missing from this May 18, 2009 filing. Please also provide us on a supplemental basis with copies of the reports issued by PROXY Governance, Inc., Egan-Jones Proxy Services, RiskMetrics and Glass Lewis & Co. In addition, in the future when you quote previously published third-party material, please state whether or not the consent of the author and publication has been obtained to use the previously published material as proxy soliciting material. Refer to Exchange Act Rule 14a-12(c)(2)(ii).

Securities and Exchange Commission
June 5, 2009

Response: The booklet accompanying the letter titled “Now Is The Time For Change” was filed with the Commission as additional soliciting materials on May 13, 2009. A link to the filing is posted below:
http://www.sec.gov/Archives/edgar/data/27419/000095012309008704/y01588jdfan14a.htm.

Enclosed as Exhibit A please find copies of the reports issued by PROXY Governance, Inc., Egan-Jones Proxy Services, RiskMetrics and Glass Lewis & Co. We are submitting hard copies of these reports to the staff only because these reports are proprietary publications of the proxy advisory firms and we do not have their permission to file these reports publicly. We acknowledge the staff’s comments regarding Rule 14a-12(c)(2)(ii) and will include the appropriate statement in any future filing containing third party materials.
Soliciting Materials Filed May 22, 2009 (Press Release Entitled, “Target’s Board Fails to Comply with Its Own Corporate Governance Guidelines”)
6.	We note your statement that “Given the circumstances of Mr. Trujillo’s departure from Telstra — where he was initially slated to retire on June 30, 2009, but was in fact removed on May 14, 2009 according to press reports — and the fact that he has served on the Target board for 15 years, any decision to retain Mr. Trujillo for another three years on the board would be misguided — particularly in light of the upcoming election and the expertise of the Nominees for Shareholder Choice.” (emphasis added) Please provide support for your claim that Mr. Trujillo not only departed earlier than his scheduled retirement date “but was in fact removed on May 14, 2009[.]”

Response: According to Telstra’s press releases, Mr. Trujillo initially agreed to leave Telstra on June 30, 2009. On May 8, 2009, Telstra announced that its board had appointed David Thodey, Telstra’s Group Managing Director of Enterprise and Government, as the CEO of the company, effective upon the departure of Mr. Trujillo. Therefore, one would expect Mr. Thodey to take over Mr. Trujillo’s CEO post upon his departure on June 30. Less than two weeks later, however, Telstra announced that Mr. Thodey had taken up his CEO position as of May 19 following Mr. Trujillo’s return to the United States, more than a month earlier than his scheduled departure date. In addition, Mr. Trujillo’s long-time supporter, Donald McGauchie, resigned as Chairman of the board on May 8, 2009 and left the Telstra board immediately. The departure of Telstra’s Chairman and CEO on this expedited timetable reflects, among other things, the fact that Mr. Trujillo was removed from his office on May 14, 2009.

Mr. Trujillo’s departure from Telstra has been widely reported in the Australian press. The circumstances surrounding his departure, as reported in the press, strongly suggest that Mr.

Securities and Exchange Commission
June 5, 2009

Trujillo’s departure was other than voluntary. Furthermore, neither Mr. Trulillo nor Telstra has objected to Pershing Square’s characterization as such. In particular, we note the following articles regarding Mr. Trujillo and copies of these articles are enclosed as Exhibit B (again, we are providing hard copies of these articles only as we do not have permission from the various newspapers to publicly file these articles):
•	A recent article in The Australian IT entitled “Quiet Last Supper for Sol” noted that under Mr. Trujillo’s leadership, Telstra “was dumped from the Government’s original $15 billion national broadband project for having submitted a non-compliant bid” and, as a result, “[Telstra’s] shares crashed 11.5 per cent to $3.65, the biggest one-day percentage fall since its listing in 1997.” This event “confirmed the doubts on the board about the wisdom of Mr. Trujillo’s approach — doubts that eventually grew to include his original champion, Donald McGauchie.” The Australian IT went on to state that “Mr. Trujillo was given his marching orders by Donald McGauchie and the board three months ago with a June 30 quitting date. Mr. McGauchie was forced out of the chairmanship two weeks ago, on the same day that the board decided on David Thodey to replace Mr. Trujillo.” (emphasis added)

•	The Australian IT also observed that under Mr. Trujillo’s leadership, Telstra’s share price declined materially, its relationship with the Australian government became severely strained, and a $12-billion IT transformation program originally lauded by Mr. Trujillo was over-budget and over-time with little results to show for it.

•	The Australian IT quoted an analyst as saying, “The Sol Trujillo era at Telstra will be characterized by $15 billion of shareholder value destruction, uncertainty around the outcome of his much-heralded transformation program and customer satisfaction at an all-time low.”

•	A recent article in The Australian entitled “Sol Trujillo quits Telstra” observed that Mr. Trujillo resigned only “two months after his antagonistic government strategy saw Telstra dumped from the $15 billion national broadband tender, wiping billions off the company’s market value.” The Australian further noted that Mr. Trujillo’s tenure was “marked by nepotism — he immediately brought in three senior executives who had previously worked with him to help run the company and subsequently employed dozens more former colleagues in management roles. The were known as the ‘three amigos’ and two of these — operations chief Greg Winn, widely seen as the brains of the business, and public relations chief Phil Burgess, Mr. Trujillo’s attack dog — have since returned to the US.”

Securities and Exchange Commission
June 5, 2009

•	The Australian also noted that Mr. Trujillo has been “strongly criticized for his relentless program of first-class travel and luxury accommodation — some of his hotel rooms cost thousands of dollars each night, on the Telstra shareholder bill.”

•	The Australian further observed that while Mr. Trujillo “is understood to have been actively seeking his next chief executive role for at least 12 months, but when asked if he had a job to move straight into, he said: ‘At this state, no.’”

•	A recent article in The National Business Review echoed The Australian’s observation of the departure of Mr. Trujillo and his close allies at Telstra: “Mr. Trujillo is not the first casualty of the national broadband network botch-up. On January 22, Telstra chief operating officer Greg Winn resigned to ‘pursue other interest’ in his native US. Earlier, a third American in the Australian telco’s gang of ‘three Amigos’, chief policy advisor Phil Burgess, also resigned to return home. Mr. Winn was widely regarded as Mr. Trujillo’s brain, and Mr. Burgess as his muscle.”

•	On Mr. Trujillo’s final departure, The Daily Telegraph observed “[t]he corporate brawling of his reign was played out in public, but former Telstra boss Sol Trujillo has slipped away from the company and the country very quietly. He leaves behind thousands of bruised shareholders and takes with him an expected $31 million ... His departure was a month earlier than expected... Maybe the consummate salesman decided it would be better to be out of Australia if his successor began laying blame for the company’s problems at the feet of former management.”

•	The Daily Telegraph also noted that Mr. Trujillo “stacked the company with Americans perceived by some to be mates. He was always at war with the regulators and the Government. He cut more than 80,000 jobs in three years and complaints surged almost 250 per cent. And he earned huge sums of cash from shareholders but purchased almost no shares.”
Pershing Square believes that Telstra’s performance under Mr. Trujillo’s leadership, the expedited date of his departure, together with the near simultaneous departures of two of his three closest senior executives as well as the ouster of his key supporter, former Telstra Chairman Donald McGauchie, and the fact that Mr. Trujillo does not have another job lined up, all confirm the press reports that Mr. Trujillo was removed from his post.

Securities and Exchange Commission
June 5, 2009

Soliciting Materials Filed May 26, 2009 (Press Release Containing Letter to Mr. Baer).
7.	We note your indication that “Target and the Nominees for Shareholder Choice can make available on the Internet ...a letter of direction that allows them to indicate a split vote between the white and gold proxy card ...” Should you continue to make such a suggestion in additional soliciting materials, please ensure that you advise readers that this is just a suggested approach and acknowledge that Target has not given its consent to this approach nor is it required to do so. Further, tell us why you believe that this approach would be appropriate under state law. Your indication that both parties can “commit in advance not to challenge any letter of direction, thereby eliminating legal uncertainty” does not address the feasibility of this approach under state law nor does it address the selective approach to solicitation you suggest by making it available only to certain shareholders.

Response: We acknowledge the staff’s comments and should Pershing Square file any additional soliciting materials concerning the idea of a universal proxy card, will advise readers that the universal proxy card is a suggested approach and that Target has not given its consent nor is it required to do so.

Pershing Square believes that its suggested approach of a letter of direction combined with both the white and the gold proxy cards is permissible under Minnesota law because the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”) are broadly drafted to accommodate easy exercise of the shareholder voting franchise. Attached as Exhibit C please find Section 449 of the MBCA. Subdivision 1 of MBCA §449 provides that a shareholder may cast or authorize the casting of a vote by “filing a written appointment of a proxy, signed by the shareholder, with an officer of the corporation at or before the meeting at which the appointment is to be effective.” (emphasis added)

Pershing Square is of the view that the letter of direction, together with the white and the gold proxy cards, constitutes one single written appointment that authorizes the proxy holders to vote the applicable shares as set forth in such instrument. The letter of direction essentially incorporates both the white and the gold proxy cards and provides instructions as to how to resolve the conflicts between these cards. Had the Company accepted Pershing Square’s suggested approach, the Company and Pershing Square would have agreed on a mutually acceptable form of the letter of direction which, together with the white and the gold proxy cards, would allow the inspector of election to unambiguously determine the intent of the shareholder as to how its shares should be voted without resorting to any extrinsic documentation.

Securities and Exchange Commission
June 5, 2009

Furthermore, Subdivision 5 of MBCA §449 contemplates that a shareholder may appoint more than one proxy holder (“if two or more persons are appointed as proxies for a shareholder...”). “Unless the appointment specifically provides otherwise,” any one of the proxy holders may vote the shares according to specific voting instructions or the shareholder. By “specifically providing otherwise” in the written appointment, the shareholder may appoint multiple proxy holders who each have specific voting instructions.
*     *     *     *     *
     Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this submission.

Sincerely,
/s/ Andrew E. Nagel
Andrew E. Nagel

cc:	Alexandra M. Ledbetter
Mara L. Ransom
Melissa Campbell Duru
Division of Corporate Finance
Securities and Exchange Commission

Roy J. Katzovicz
Pershing Square Capital Management, L.P.

Stephen Fraidin
Kirkland & Ellis LLP
Enclosures

Exhibit C
Minn. Stat. 302A.449, Subd.1
302A.449 PROXIES.
     Subdivision 1. Authorization. (a) A shareholder may cast or authorize the casting of a vote by (1) filing a written appointment of a proxy, signed by the shareholder, with an officer of the corporation at or before the meeting at which the appointment is to be effective, or (2) telephonic transmission or authenticated electronic communication, whether or not accompanied by written instructions of the shareholder, of an appointment of a proxy with the corporation or the corporation’s duly authorized agent at or before the meeting at which the appointment is to be effective. The telephonic transmission or authenticated electronic communication must set forth or be submitted with information from which it can be determined that the appointment was authorized by the shareholder. If it is reasonably concluded that the telephonic transmission or authenticated electronic communication is valid, the inspectors of election or, if there are no inspectors, the other persons making that determination shall specify the information upon which they relied to make that determination. A proxy so appointed may vote on behalf of the shareholder, or otherwise participate, in a meeting by remote communication according to section 302A.436 to the extent the shareholder appointing the proxy would have been entitled to participate by remote communication according to section 302A.436 if the shareholder did not appoint the proxy.
     (b) A copy, facsimile telecommunication, or other reproduction of the original writing or transmission may be substituted or used in lieu of the original writing or transmission for any purpose for which the original writing or transmission could be used, provided that the copy, facsimile telecommunication, or other reproduction is a complete and legible reproduction of the entire original writing or transmission.
     (c) An appointment of a proxy for shares held jointly by two or more shareholders is valid if signed or consented to by authenticated electronic communication by any one of them, unless the corporation receives from any one of those shareholders written notice or authenticated electronic communication either denying the authority of that person to appoint a proxy or appointing a different proxy.
     Subd. 2. Duration. The appointment of a proxy is valid for 11 months, unless a longer period is expressly provided in the appointment. No appointment is irrevocable unless the appointment is coupled with an interest in the shares or in the corporation.
     Subd. 3. Termination. An appointment may be terminated at will, unless the appointment is coupled with an interest, in which case it shall not be terminated except in accordance with the terms of an agreement, if any, between the parties to the appointment. Termination may be made by filing written notice of the termination of the appointment with an officer of the corporation, or by filing a new written appointment of a proxy with an officer of the corporation. Termination in either manner revokes all prior proxy appointments and is effective when filed with an officer of the corporation.
     Subd. 4. Revocation by death, incapacity. The death or incapacity of a person appointing a proxy does not revoke the authority of the proxy, unless written notice of the death or incapacity is received by an officer of the corporation before the proxy exercises the authority under that appointment.

     Subd. 5. Multiple proxies. Unless the appointment specifically provides otherwise, if two or more persons are appointed as proxies for a shareholder:
(a) Any one of them may vote the shares on each item of business in accordance with specific instructions contained in the appointment; and
(b) If no specific instructions are contained in the appointment with respect to voting the shares on a particular item of business, the shares shall be voted as a majority of the proxies determine. If the proxies are equally divided, the shares shall not be voted.
     Subd. 6. Vote of proxy accepted; liability. Unless the appointment of a proxy contains a restriction, limitation, or specific reservation of authority, the corporation may accept a vote or action taken by a person named in the appointment. The vote of a proxy is final, binding, and not subject to challenge, but the proxy is liable to the shareholder or beneficial owner for damages resulting from a failure to exercise the proxy or from an exercise of the proxy in violation of the authority granted in the appointment.
     Subd. 7. Proxy in control share acquisition. Notwithstanding any contrary provision of this chapter, a proxy relating to a meeting of shareholders required under section 302A.671, subdivision 3 , must be solicited separately from the offer to purchase or solicitation of an offer to sell shares of the issuing public corporation. Except for irrevocable proxies appointed in the regular course of business and not in connection with a control share acquisition, all proxies appointed for or in connection with the shareholder authorization of a control share acquisition pursuant to section 302A.671 shall be at all times terminable at will prior to the obtaining of the shareholder authorization, whether or not the proxy is coupled with an interest. Without affecting any vote previously taken, the proxy may be terminated in any manner permitted by subdivision 3, or by giving oral notice of the termination in the open meeting of shareholders held pursuant to section 302A.671, subdivision 3. The presence at a meeting of the person appointing a proxy does not revoke the appointment.